

Haynie &
Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

801-972-4800

801-972-8941

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lewis Young Robertson & Burningham

We have reviewed management's statements, included in the accompanying Exemption Report Letter, in which (1) Lewis Young Robertson & Burningham identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lewis Young Robertson & Burningham claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Lewis Young Robertson & Burningham stated that Lewis Young Robertson & Burningham met the identified exemption provisions throughout the most recent fiscal year without exception. Lewis Young Robertson & Burningham's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lewis Young Robertson & Burningham's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company

Salt Lake City, Utah
March 2, 2020